UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: September, 2026	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-214934

2.	Registration Statement – Form F-3 – File No. 333-285508

3.	Registration Statement – Form S-8 – File No. 333-191591

4.	Registration Statement – Form S-8 – File No. 333-180968

5.	Registration Statement – Form S-8 – File No. 333-177579

6.	Registration Statement – Form S-8 – File No. 333-177568

7.	Registration Statement – Form S-8 – File No. 333-176479

8.	Registration Statement – Form S-8 – File No. 333-175413

9.	Registration Statement – Form S-8 – File No. 333-175412

10.	Registration Statement – Form S-8 – File No. 333-113096

11.	Registration Statement – Form S-8 – File No. 333-14260

12.	Registration Statement – Form S-8 – File No. 33-92112

13.	Registration Statement – Form S-8 – File No. 333-207739

14.	Registration Statement – Form S-8 – File No. 333-237522

15.	Registration Statement – Form S-8 – File No. 333-276007

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Bank of Montreal Receives Regulatory Approvals for Normal Course Issuer Bid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Rahul Nalgirkar
	Name:	Rahul Nalgirkar
	Title:	Chief Financial Officer

Date: September 2, 2026	By:	/s/ Pascale Elharrar
	Name:	Pascale Elharrar
	Title:	Corporate Secretary